Chicago New York Washington, D.C. London San Francisco Los Angeles vedderprice.com

July 13, 2016
Jacob C. Tiedt Attorney at Law +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Katie Sabo

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Acquiring Fund”);

File No. 811-09161

Nuveen California Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2”);

File No. 811-10197

Nuveen California Dividend Advantage Municipal Fund 3 (“Dividend Advantage 3”);

File No. 811-10347

To the Commission:

On behalf of the Acquiring Fund, Dividend Advantage 2 and Dividend Advantage 3 (each, a “Fund” and collectively, the “Funds”), this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 7, 2016 with respect to the Preliminary Joint Proxy Statement on Schedule 14A filed by the Funds on June 29, 2016 (the “Proxy Statement”) in connection with the proposed reorganizations of Dividend Advantage 2 and Dividend Advantage 3 into the Acquiring Fund (each, a “Reorganization” and together, the “Reorganizations”). Any terms not defined herein have the same meanings as given to them in the Proxy Statement. Set forth below are the staff’s comments and the Funds’ responses. The Funds are filing a Definitive Joint Proxy Statement on Schedule 14A on the date hereof to complete all missing information and to address the comments on the staff.

General

(1)

Comment:     Please disclose any control or identification codes that a security holder may need to access its form of proxy. Also, please update the disclosure to provide information on how to attend the Annual Meeting and vote in person.

Response:    These codes are specific to each shareholder being solicited. Separate codes will be provided on the proxy card delivered to each shareholder. Given its individualized nature, this information would not be disclosed in the Proxy Statement. In addition, the Funds note that instructions for attending the Annual Meeting and voting in person appear in the notice of meeting.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

U.S. Securities and Exchange Commission

July 13, 2016

(2)	Comment: Please update the disclosure to provide deadlines for security holders to submit nominees for election as Board Members.

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(3)	Comment: Please remove all references to the proposed change of the Acquiring Fund’s name.

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(4)	Comment: Please confirm supplementally that the disclosure regarding the treatment of broker non-votes is consistent with applicable state law and exchange rules.

Response:    The Funds confirm that the Proxy Statement presents an accurate description of how broker non-votes will be treated for purposes of determining a quorum and determining whether sufficient votes have been received on each proposal being submitted for a shareholder vote under the Funds’ governing documents and applicable state law. The Funds further confirm that the Proxy Statement presents an accurate description of New York Stock Exchange Rule 452, which applies to the conduct of broker-dealers who are members of the New York Stock Exchange. The Proxy Statement does not purport to address conduct rules that may apply to broker-dealers who are not members of the New York Stock Exchange, nor does the Proxy Statement purport to address the procedures various broker-dealers may have for interacting with customers during the course of a proxy solicitation, which procedures are determined by such broker-dealers in their discretion (subject to compliance with applicable law and exchange rules).

(5)	Comment: Please confirm supplementally that disclosure responsive to Item 9(d) of Schedule 14A is included in the Proxy Statement and, if necessary, add additional disclosure.

Response:    The Funds confirm that the disclosure in the Proxy Statement under the heading “Additional Information About the Acquiring Fund—Experts” includes disclosure responsive to Item 9(d) of Schedule 14A.

Joint Proxy Statement

(6)

Comment:     In the Q&A section, in the response to the question “Why has each Fund’s Board recommended the Reorganization proposal(s)?,” please confirm that the anticipated benefits of the Reorganizations to holders of VRDP Shares are disclosed, as well as the disadvantages.

Response:    The Funds believe that the referenced Q&A coupled with the specific Q&As addressed to holders of VRDP Shares adequately discuss the impact of the Reorganizations to holders of VRDP Shares.

U.S. Securities and Exchange Commission

July 13, 2016

(7)

Comment:     In the Q&A section, in the response to the question “What proposals will shareholders of the Funds be asked to vote on in connection with the proposed Reorganizations?,” please revise the disclosure to add any appropriate reference to the election of Board Members.

Response:    The election of Board Members is separate from the proposals relating to the Reorganizations. The Funds do not believe it is necessary to discuss a routine proposal regarding the election of Board Members in the Q&A section.

(8)

Comment:     In “Proposal No. 1,” it is stated that the affirmative vote of a plurality of the shares present and entitled to vote at the Annual Meeting will be required to elect each Board Member of each Fund. Please provide additional detail regarding plurality voting.

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(9)

Comment:     In “Proposal No. 1,” please revise the disclosure to provide information separately for those Board Members who are interested persons of the Funds and for those Board Members who are not interested persons of the Funds.

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(10)

Comment:     In “Proposal No. 1,” please revise footnote 1 to the “Aggregate Compensation from the Funds” table to indicate that the table setting forth deferred fees payable to the Board Members is part of the footnote. Also disclose that the Funds do not offer a pension or retirement plan.

Response:    The Funds have revised footnote 1 to the “Aggregate Compensation from the Funds” table in response to the staff’s comment. The Funds note that disclosure regarding pension and retirement plans appears in “Proposal No. 1” in the first sentence of the second paragraph under heading “Compensation.”

(11)	Comment: In “Proposal No. 1,” please revise the disclosure under the heading “Nominating and Governance Committee” to identify any committee members who are interested persons of the Funds.

Response:    The Funds note that the disclosure under the heading “Nominating and Governance Committee” already states that the committee “is composed entirely of Independent Board Members, who are also ‘independent’ as defined by NYSE or NYSE listing standards, as applicable.”

(12)	Comment: In “Proposal No. 1,” please correct a typographical error in the final sentence of Board Member Wolff’s narrative biography.

Response:    The Funds have revised the disclosure.

U.S. Securities and Exchange Commission

July 13, 2016

(13)	Comment: In “Proposal No. 1,” please revise Stephen Foy’s biography in the officers table to indicate the years he served as Vice President of Nuveen Fund Advisors, LLC.

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(14)

Comment:     In “Proposal No. 2—A. Synopsis—Comparison of the Acquiring Fund and each Target Fund,” please revise the disclosure under the heading “Investment Objectives and Policies” to conform to the disclosure in the joint proxy statement/prospectus included in the Acquiring Fund’s Registration Statement on Form N-14 (File No. 333-211657).

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(15)	Comment: In “Proposal No. 2—A. Synopsis—Comparative Expense Information,” please confirm supplementally that the disclosure reflects current fees and expenses for each Fund.

Response:    As disclosed in the Comparative Fee Table, fees and expenses are based on actual expenses during each Fund’s fiscal year ended February 29, 2016 and have been adjusted as described in footnotes (1) and (2) to the Comparative Fee Table to reflect changes in fee and expense structure and changes in outstanding leverage since that time.

(16)

Comment:     In “Proposal No. 3,” please revise the disclosure to indicate the amount of securities to be issued in the Reorganizations. Alternatively, explain supplementally that the amount cannot be calculated at the present time.

Response:     The amount and number of common shares of the Acquiring Fund that will be issued in the Reorganizations cannot be calculated at the present time. The number of Acquiring Fund common shares to be issued to each Target Fund in the Reorganizations will depend on the net asset value per common share of the Acquiring Fund and each Target Fund as of the close of regular trading on the NYSE on the business day immediately prior to the closing date of the Reorganizations. The Funds have added a cross reference in Proposal No. 3 to the description of the relevant provisions of the Agreement and Plan of Reorganization in Proposal No. 2.

(17)	Comment: Please confirm supplementally that disclosure regarding the delivery of legal opinions was intentionally omitted from the Proxy Statement.

Response:    The Funds confirm that such references were intentionally omitted.

(18)

Comment:     In the section “General Information—Appointment of Independent Registered Public Accounting Firm,” please indicate whether the Audit Committee has considered whether the provision by the Funds’ accountants of non-audit services that were rendered to the Funds’ investment adviser (not including any sub-adviser), and any

U.S. Securities and Exchange Commission

July 13, 2016

entity controlling, controlled by or under common control with the investment adviser that provides ongoing services to the Funds, that were not pre-approved is compatible with maintaining the accountants’ independence.

Response:    As disclosed under the caption “Audit Committee Pre-Approval Policies and Procedures” in the section “General Information—Appointment of Independent Registered Public Accounting Firm,” the Audit Committee has approved in advance all non-audit services that the Funds’ independent registered public accounting firm has provided to the Funds’ investment adviser and its affiliates.

(19)

Comment:     Please revise the final sentence of the final paragraph of the section “General Information—Shareholder Report Delivery” to add the phrase “in the future” between “copy of such document” and “how to request.”

Response:    The Funds have revised the disclosure in response to the staff’s comment.

(20)	Comment: Please revise the forms of proxy to include the date and time of the Annual Meeting and add a line for designating nominees for which a vote is withheld.

Response:    The Funds have revised the forms of proxy in response to the staff’s comment.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Yours very truly,

/s/ Jacob C. Tiedt

July 13, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Katie Sabo

Re:	Nuveen California Dividend Advantage Municipal Fund (the “Registrant”)
Proxy Statement on Schedule 14A
File Number: 811-09161

Dear Ms. Sabo:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on July 7, 2016, with respect to the Registrant’s Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, filed with the Commission on June 29, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

Nuveen California Dividend Advantage Municipal Fund

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer

July 13, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Katie Sabo

Re:	Nuveen California Dividend Advantage Municipal Fund 2 (the “Registrant”)
Proxy Statement on Schedule 14A
File Number: 811-10197

Dear Ms. Sabo:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on July 7, 2016, with respect to the Registrant’s Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, filed with the Commission on June 29, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

Nuveen California Dividend Advantage Municipal Fund 2

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer

July 13, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Ms. Katie Sabo

Re:	Nuveen California Dividend Advantage Municipal Fund 3 (the “Registrant”)
Proxy Statement on Schedule 14A
File Number: 811-10347

Dear Ms. Sabo:

This letter is provided to the U.S. Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on July 7, 2016, with respect to the Registrant’s Preliminary Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended, filed with the Commission on June 29, 2016.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to the disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[The remainder of this page has been intentionally left blank.]

Very truly yours,

Nuveen California Dividend Advantage Municipal Fund 3

By:	/s/ Gifford R. Zimmerman
Name:	Gifford R. Zimmerman
Title:	Chief Administrative Officer